

NEW YORK STATE OF OPPORTUNITY. | Division of Corporations, State Records and Uniform Commercial Code

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

BRAIN GAME LS INC.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

BRAIN GAME LS INC.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

NONE

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

OCTOBER 15, 2014

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (new name).

Paragraph FOURTH of the Certificate of Incorporation relating to

BRAIN GAME LS INC.

is amended to read in its entirety as follows:

BRAINGAME INC. shall be allowed to issue an additional 1,000,000 shares of $0.0001 par value Preferred Stock, or at a value to be determined by the Corporate Board.



New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

**Division of Corporations,
State Records and
Uniform Commercial Code**

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

BRAIN GAME LS INC.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

BRAIN GAME LS INC.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

NONE

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

OCTOBER 15, 2014

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (....new name....).

Paragraph _FOURTH_ of the Certificate of Incorporation relating to

BRAIN GAME LS INC.

is amended to read in its entirety as follows:

BRAIN GAME LS INC. shall be allowed to issue an additional 2,000,000 shares of $0.0001 par value Class A Common Stock, and 2,000,000 shares of $0.0001 par value Class B Non-Voting Stock, or at a value to be determined by the Corporate Board. Additional shares may be issued from time to time upon the majority vote of those holding Class A Common Stock.

Paragraph _____None_____ of the Certificate of Incorporation relating to

_____

_____

is amended to read in its entirety as follows:

None

_____.

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☒ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☐ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X *Dwayne Samuels* _____
(Signature)

DWAYNE SAMUELS _____
(Name of Signer)

CEO _____
(Title of Signer)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

BRAIN GAME LS INC.

(Insert Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name and Mailing Address:

DWAYNE A SAMUELS

Name:

BRAIN GAME LS INC.

Company, if Applicable:

2330 DUTCH BROADWAY

Mailing Address:

ELMONT, NY 11003

City, State and Zip Code:

NOTES:

1. The name of the corporation and its date of incorporation provided on this certificate must exactly match the records of the Department of State. This information should be verified on the Department of State's website at www.dos.ny.gov.
2. This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores.
3. The Department of State recommends that all documents be prepared under the guidance of an attorney.
4. The certificate must be submitted with a $60 filing fee.

For Office Use Only

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FILING RECEIPT

ENTITY NAME: BRAIN GAME LS INC.

DOCUMENT TYPE: CERTIFICATE OF AMENDMENT (DOM. BUSINESS)   COUNTY: NASSAU

FILED: 01/04/2021   DURATION: PERPETUAL   CASH#: 20153984738

FILE# 141015010166-1

DOS ID: 4651170
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